FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELASE
MARCH 24, 2005

LJ INTERNATIONAL REPORTS SALES INCREASES OF OVER 30% FOR FOURTH QUARTER AND FULL YEAR 2004

EPS Rises 16% for Quarter and Year; Company Discusses China Expansion Plans for 2005

HONG KONG and LOS ANGELES, March 24, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced financial results for the fourth quarter and full year ending December 31, 2004.

Following are highlights of the report:

•	Revenue for both the fourth quarter and full year 2004 increased more than 30% above year-ago levels.

•	Net income rose 23% in the fourth quarter, year-over-year, and 48% for the full year 2004. EPS, despite an increase in shares from private placement, was up 16% for both the fourth quarter and the full year.

•	The Company recorded its fourth consecutive quarter in which year-over-year revenue growth exceeded 20%.

•	First-quarter 2005 guidance indicates continued sales growth, spurred by orders from existing markets and new China retail operations.

For the fourth quarter ended December 31, 2004, revenue totaled $25 million, an increase of 35% over the fourth quarter of 2003. This was the fourth consecutive quarter in which LJI has recorded sales gains of more than 20% year over year. Net income in the fourth quarter of 2004 was $728,000, or $0.06 per fully diluted share, up 23% from $593,000, or $0.05 per share, a year earlier.

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For the full year ended December 31, 2004, revenue totaled $77.4 million, an increase of 33% over 2003. This represents an acceleration of sales growth from 2003, when revenue increased 26%. Net income in 2004 was $2.7 million, or $0.22 per fully diluted share, up 16% from $1.8 million, or $0.19 per share, in 2003.

EPS comparisons reflect the increase number of fully diluted shares by 2,401,000 in 2004 mainly due to a private placement in September 2004. Excluding the effect of this share increase, EPS for the full year 2004 would have been $0.28, or 50% above the 2003 levels and in line with the 50% increase in net income. Fourth quarter 2004 EPS remained at $0.06, up 20% year-over-year.

LJI Chairman and CEO Yu Chuan Yih commented, “The results for 2004 are gratifying not only because they show strong growth, but also because they show that LJI is continuing to expand sales sharply in its established markets even as it moves into new ones. We continue to enjoy solid relationships with our major customers, most of whom are continuing to expand their business with us. These include the three largest U.S. home-shopping networks, two-thirds of the largest U.S. jewelry chains as well as some of the world’s largest retailers. Each of these new customers has the potential to match or exceed our top customer as a buyer of our products. And, of course, there’s China. As we build upon our longstanding sales base, we will open new outlets in China, where we will see new revenue contributions for the first time in 2005.”

The Company maintained its strong balance sheet as of December 31, 2004 with cash and cash equivalents of approximately $3.2 million, up 18% from $2.72 million on December 31, 2003. With restricted cash included, cash and equivalents were $9.6 million, up from $8.7 million a year earlier. During 2004, LJI saw some tightening of gross margins, to 20.8% from 22.7%, as a result of its expansion into China and increased sales of its lower margin diamond business. However, these were offset by continued improvement in its cost controls. Operating expenses were 16.9% of sales in 2004, down from 18.5% in 2003 and 28% in 2002. The Company’s net profit margin improved in 2004 to 3.5%, from 3.1% in 2003 and a loss of 15.7% in 2002.

Sales, general and administrative (SG&A) expenses decreased year-over-year as a percentage of revenues. They totaled $3.1 million, or 12.3% of revenues, in the fourth quarter of 2004, compared to $2.7 million, or 14.5% of revenues, in the fourth quarter of 2003. For the twelve months of 2004, SG&A expenses were $11.6 million, or 15% of revenues, compared to $9.1 million, or 16% of revenues, a year earlier.

Guidance, China Plans Detailed

For the first quarter of 2005, LJI projects revenue between $14.5 and $16 million. At the bottom of that range, sales would be roughly even with the first quarter of 2004; at the upper end, they would be 10% higher. The Company is projecting net income of $375,000, or $0.03 per fully diluted share for the first quarter of 2005, compared to $421,000, or $0.04 per share, a year earlier.

In China, LJI opened three stores in 2004 — one in Hong Kong and two in Shanghai. It expects to open three more by the end of April and an additional by the end of October, bringing its total to seven. Of the four new stores, one will be in Shanghai, two will be in Beijing and one will be in Harbin.

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Sales Show Sharpest Gains in Europe, Hong Kong

During 2004, The U.S. continued to be the dominant market for LJI’s products, as it has been since the Company’s founding. At the same time, sales have been trending overseas. The U.S. share decreased from 73.7% in 2003 to 72.6% in 2004, while European sales rose to 16.8% from 13.6%. Hong Kong sales rose to 4.9% from 3.4%.

Conference Call Information

The Company will conduct a conference call today, March 24, 2005 at 11:00 a.m. EST to review the fourth quarter and full year 2004 financial results and for a Q&A session. The call will be hosted by Betty Ho, Vice President of Corporate Development. The conference call is accessible live via phone by dialing 888-338-6461, or 973-935-8509 for international callers, and asking for the LJ International call. Please call at least 10 minutes prior to the start time, or live over the Internet by logging on to the Company’s Website at www.ljintl.com.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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LJ International, Inc.
Consolidated Statement of Operations
(all numbers in thousands and in US Dollars, except per share data)

	Three Months	Three Months Ended	Year Ended	Year Ended
	Ended December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003
			Audited	Audited
Operating revenue	$25,010	$18,486	$77,379	$58,167
Cost of goods sold	(20,846)	(14,376)	(61,265)	(44,947)

Gross profit	4,164	4,110	16,114	13,220
Operating expenses
Selling, general and administrative expenses	(3,078)	(2,676)	(11,578)	(9,133)
Unrealized gain (loss) on derivatives	(539)	—	(482)	(162)
Depreciation	(180)	(289)	(1,032)	(1,184)
Impairment on PPE	—	(84)	—	(84)
Amortization and impairment loss on goodwill	—	(200)	—	(200)

Operating income	367	861	3,022	2,457
Other revenue and expense
Other revenues	731	290	844	453
Interest expenses	(257)	(232)	(902)	(753)

Income before income taxes and minority interests	841	919	2,964	2,157
Income tax credit (expense)	(113)	(326)	(277)	(352)

Income before minority interests	728	593	—	1,805
Minority interests in consolidated subsidiaries	—	—	—	8

Net income	$728	$593	$2,687	$1,813

Net income per share
Basic	$0.06	$0.06	$0.24	$0.21
Diluted	$0.06	$0.05	$0.22	$0.19

Weighted average number of shares
Basic	12,293	9,601	11,119	8,757
Diluted	12,918	11,483	12,107	9,706

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LJ International, Inc.
Consolidated Balance Sheet
(all numbers in thousands and in US Dollars)

	December 31, 2004	December 31, 2003
ASSETS
Current asset
Cash and cash equivalents	$3,228	$2,722
Restricted cash	6,393	5,931
Trade receivables, net of allowance for doubtful accounts	15,653	15,243
Derivative contracts	—	651
Inventories	36,629	21,487
Prepayments and other current assets	2,539	3,726

Total current assets	64,442	49,760
Properties held for lease, net	1,452	1,506
Property, plant and equipment, net	4,673	4,931
Due from related parties	491	508
Goodwill, net	1,521	1,521
Investment securities, net	2,460	2,460

Total assets	$75,039	$60,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities Bank overdrafts	$607	$1,312
Notes payable	2,487	1,516
Capitalized lease obligation, current portion	19	18
Letters of credit, gold and others	21,911	16,737
Derivatives	1,462	1,430
Trade payables	9,553	8,417
Accrued expenses and other payables	4,631	2,864
Income taxes payable	68	326
Deferred taxation	87	87

Total current liabilities	40,825	32,707
Capitalized lease obligation, non-current	58	77

Total liabilities	$40,883	$32,784

Minority interest	—	—

CAPITAL AND RESERVES
Common stocks	123	99
Additional paid-in capital	23,382	19,802
Accumulated other comprehensive loss	(151)	(151)
Unearned compensation	(37)	—
Retained earnings	10,839	8,152

Total shareholders’ equity	34,156	27,902

Total liabilities and shareholders’ equity	$75,039	$60,686